Segall Bryant & Hamill Trust

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

July 12, 2024

VIA EDGAR

Ms. Lauren Hamilton

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 Pearl Street, Suite 20-100
New York, N.Y. 10004-2616

Re: Segall Bryant & Hamill Trust (the “Registrant”)

       File No. 811-03373

Dear Ms. Hamilton:

On behalf of the Registrant, and with respect to each series of the Registrant (each a “Fund” and collectively, the “Fund”), the following is the Registrant’s response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on June 14, 2024 with regard to the Registrant’s filing on Form N-CSR for the reporting period ended December 31, 2023 (the “Report”), and certain other materials. Each Staff comment is summarized below, followed by the Registrant’s response to the comment.

1.	Staff Comment: The Staff notes that the management discussion of fund performance section of the Report contains references to the Funds’ annual expense ratios “per the current prospectus.” Consider in the future referring to the Funds’ financial highlights as the financial highlights can contain more current expense ratio information.

Registrant’s Response: To the extent that similar references are included in a Fund’s shareholder report in the future, Registrant will take the approach of referring to the Fund’s financial highlights instead of the Fund’s prospectus.

2.	Staff Comment: The Average Annual Total Returns table in management discussion of fund performance with respect to the Segall Bryant & Hamill Colorado Tax Free Fund (the “Colorado Tax Free Fund”) includes that the 30-day Yield was 3.29% and 3.38% for the Retail Class and Institutional Class, respectively. The information below that table states that the “30-Day SEC Yield figures reflect all fee waivers and expense reimbursements,” and “without these fee waivers and/or expense reimbursements, the figures would have been 3.29% for the Retail Class and 3.38% for the Institutional Class.” Please explain supplementally why the 30-day yield information is the same with and without such fee waivers if there is a waiver in place.

Ms. Lauren Hamilton

July 12, 2024

Registrant’s Response: Based on information from the Fund’s fund accountant and Adviser, the Fund’s 30-Day SEC Yield information was the same both with and without waivers due to end of year accrual adjustments, which caused only $285 to be waived during the thirty-day period ended December 31, 2023.

3.	Staff Comment: The discussion of the Colorado Tax Exempt Fund’s principal investment strategies in the May 1, 2023 prospectus includes that the Fund’s portfolio management team, “seeks to purchase securities from many areas of Colorado to reduce the economic risk to the portfolio from any particular local economy within the state.” Please disclose the economic risks with respect to investments in any particular area in Colorado.

Registrant’s Response: The Registrant notes that the Fund’s SAI includes disclosure regarding economic factors associated with investments in Colorado obligations. Based on information from the Adviser, while there is an effort to purchase securities from many areas of Colorado to reflect a reasonable geographic balance among the Fund’s investments considering the population and economy across Colorado, the Fund does not have a policy to invest a fixed percentage of the Fund’s assets in one particular area within Colorado. Accordingly, Registrant respectfully declines to add disclosure regarding investments in any specific area of Colorado. The Registrant will continue to monitor the Fund’s holdings and registration statement disclosure and will revise the Fund’s prospectus and SAI as the Fund deems appropriate in the future.

4.	Staff Comment: The Colorado Tax Free Fund’s Fact Sheet for the first quarter of 2024 indicates that 49% of the Fund’s portfolio is invested in securities that appear to relate to Denver. Please explain how the discussion of the Fund’s principal investment strategies in the prospectus referenced in Comment 3, above, are in line with the Fund’s investments as shown on the Fact Sheet.

Registrant’s Response: As noted in the response to Staff Comment 3, the Fund does not have a policy with respect to specific allocations of its investments across Colorado, but does make an effort to allocate the Fund’s portfolio across many areas of Colorado considering the population and economy across Colorado. For example, the total population of Colorado as of the 2020 U.S. Census was approximately 5.7 million. Based on the same data, approximately half of Colorado’s population lives in the Denver – Aurora – Lakewood Metropolitan Statistical Area.

5.	Staff Comment: Given the large amount of foreign tax reclaims included in the Segall Bryant & Hamill International Small Cap Fund’s Statement of Assets and Liabilities, please explain which countries are the source of such reclaims, and how the Fund monitors collectability of such reclaims.

Registrant’s Response: The countries that were the sources of the Fund’s tax reclaims as of December 31, 2023, are listed below. Please note the applicable countries and amount of reclaims varies from time to time and there is no expectation that one or more countries will comprise a majority of the Fund’s reclaim over time. The Fund’s co-administrator who

Ms. Lauren Hamilton

July 12, 2024

is not the Adviser reconciles the Fund’s reclaim receivables on a monthly basis against the records of the Fund’s custodian, and the Adviser, also as co-administrator of the Fund, reviews the Fund’s reclaim receivables on a quarterly basis. Registrant recognizes that reclaim receivables are a fiduciary asset of the Fund, and will seek to provide the appropriate level of disclosure for the Fund’s shareholders moving forward.

6.	Staff Comment: The Staff notes that the Statement of Assets and Liabilities for certain Funds include liabilities “due to custodian.” Please describe the nature of such balances and add supplemental disclosure in the notes to the financials.

Registrant’s Response: The amounts due to custodian in the applicable Funds’ Statements of Assets and Liabilities represent overdrawn cash balances at the custodian due to redemptions or market movements. Such amounts are described in Note 9 (Borrowing Costs) to the Financial Statements. Registrant believes the disclosure included in Note 9 is sufficient to describe the nature of such amounts, however, in the future, Registrant will include cross references to Note 9 in the Funds’ Statements of Assets and Liabilities, as applicable.

7.	Staff Comment: The Staff notes that the Segall Bryant & Hamill Select Equity ETF is relying on Rule 6c-11 based on, among other things, the Fund’s response on Form N-CEN, Item C.7.K for the period ended December 31, 2023. Please confirm or update the Fund’s website such that the website contains all information required under Item 11(g) of Form N-1A.

Registrant’s Response: Registrant conducted a review of the Fund’s website on June 23, 2024. Based on such review, Registrant confirms that all information required by Item 11(g) of Form N-1A is disclosed on the Fund’s website under “Historical Premium/Discount.”

8.	Staff Comment: Please disclose the dividend rates, if known, for the preferred stocks on the Segall Bryant & Hamill Emerging Markets Fund’s Schedule of Investments. See Reg. S-X, Rule 12-12. Such information should also be included for any other Fund with investments in preferred stocks.

Ms. Lauren Hamilton

July 12, 2024

Registrant’s Response: Registrant confirms that such information will be included in the Segall Bryant & Hamill Emerging Markets Fund’s (and any other applicable Fund’s) Schedule of Investments moving forward.

9.	Staff Comment: The Staff notes that the Schedule of Investments for certain Funds, including the Segall Bryant & Hamill Short Term Plus Fund (the “Short Term Plus Fund”), the Segall Bryant & Hamill Quality High Yield Fund (the “Quality High Yield Fund”), and the Barrett Growth Fund, reflect a significant percentage of the Fund’s assets being allocated to a particular sector, while the May 1, 2023 prospectus did not include corresponding risk disclosure. If a Fund has significant assets allocated to a single sector, a sector risk should be included in the Fund’s principal risks. If a Fund has a consistent focus in a particular sector, please explain why such focus is not disclosed in the Fund’s principal investment strategies and risks.

Registrant’s Response: Registrant notes that the Funds’ sector concentrations change from time to time due to general sector rotations. The Funds’ associated sector related risks are reviewed on an annual basis in connection with the annual update to the Funds’ prospectus. In connection with such review and the May 1, 2024 annual update to the Funds’ prospectus and SAI, an “Industrial Sector Risk” was added as a principal risk of the Short Term Plus Fund and Quality High Yield Fund and “Information Technology Risk” was added as a principal risk of the Barrett Growth Fund. Registrant will continue to monitor the Funds’ sector concentrations and update the Funds’ principal risk disclosures as appropriate.

10.	Staff Comment: Schedule of Investments for the Segall Bryant & Hamill Plus Bond Fund shows that 30.1% of the Fund’s portfolio is allocated to “Mortgaged-Backed Securities Passthrough” and 39.4% of the Fund’s portfolio is allocated to “Corporate Bonds.” Please explain why a discussion of such investments is not included in the Fund’s principal investment strategies or risks.

Registrant’s Response: Registrant notes that the second bullet point in the discussion of the Fund’s principal investment strategies includes the below disclosure, which references the Fund’s investments in corporate bonds and mortgage-backed and asset backed securities. Registrant believes this disclosure covers the categories referenced in the Staff’s comment.

“Under normal circumstances, the Fund will invest at least eighty percent (80%) of the value of its net assets, plus any borrowings for investment purposes, in bonds of varying maturities. Bonds for purposes of this limitation include corporate bonds, convertible bonds, government and agency securities, mortgage-backed securities, asset-backed securities, and zero coupon bonds.”

Ms. Lauren Hamilton

July 12, 2024

Additionally, “Mortgage-Backed and Asset-Backed Securities Risk” and “Corporate Bond Risk” are included as principal risks in the Fund’s prospectus dated May 1, 2024.

11.	Staff Comment: The Barrett Growth Fund’s Schedule of Investments shows individual investments of 5% or more of the Fund’s portfolio invested in five different investments. Please explain how the Barrett Growth Fund meets the diversification requirements pursuant to Section 5(b)(1) of the 1940 Act.

Registrant’s Response: The Registrant acknowledges that there are, as of the date of this response, five positions that each represent 5% or more of the Barrett Growth Fund’s portfolio. Based on information from the Adviser, each holding in excess of 5% in each instance exceed that threshold due to asset appreciation. The Fund is aware that any additional purchases of such securities could cause the Fund to no longer satisfy the diversification requirements pursuant to Section 5(b)(1) of the 1940 Act, and actively monitors the percentage of the Fund’s portfolio that consists of these particular securities.

12.	Staff Comment: Comparing the Segall Bryant & Hamill Short Term Plus Fund’s Financial Highlights vs. the prospectus disclosure, the December 31, 2022 Financial Highlights indicated that the Retail Class’s gross and net expense ratios were 0.86% and 0.49%, while the May 1, 2023 prospectus indicated that the Retail Class’s gross and net expense ratios were 0.81% and 0.49%, respectively. Additionally, the December 31, 2023 Financial Highlights indicated that the Retail Class’s gross expense ratio was 1.25%, while the May 1, 2024 prospectus indicated that the Retail Class’s gross expense ratio was 1.23%. There were no indications in such documents that the ratios were restated. Please explain the differences between the expense ratios disclosed in the Fund’s prospectus and the Financial Highlights.

Registrant’s Response: With respect to the difference between the Retail Class’s gross expense ratio in the December 31, 2022 Financial Highlights and the May 1, 2023 prospectus, the difference is attributable to a reduction in the shareholder services fee charged to Retail Class shareholders as of December 31, 2022 vs. May 1, 2023. Registrant notes that, pursuant to its Shareholder Services Plan, the Retail Class shareholders may be charged a shareholder services fee of up to 0.25% of the average daily net asset value of the Fund. The Retail Class shareholders were charged a 0.24% shareholder services fee for the fiscal period ending December 31, 2022. Effective May 1, 2023, the Adviser and the Fund determined that while the Retail Class shareholders could be charged up to a 0.25% shareholder services fee, the Fund would incur a shareholder services fee of only up to 0.19% until further notice. This 0.05% reduction (0.24% v. 0.19%) accounts for the 0.05% difference between the Fund’s gross expense ratio as reflected in the December 31, 2022 Financial Highlights and the May 1, 2023 prospectus.

Regarding the difference in the Retail Class’s gross expense ratio as reflected in the December 31, 2023 Financial Highlights vs. the May 1, 2024 prospectus, as noted above the Adviser and the Fund reduced the amount of shareholder services fees charged to Retail Class shareholders mid-fiscal year on May 1, 2023. As a result, the 2023 Financial Highlights represents a “weighted average” of the 0.24% charged to the Fund from January 1, 2023 to April 30, 2023 and of the 0.19% charged thereafter, approximately 0.22%. The May 1, 2024 prospectus reflects the 0.19% discussed above, resulting in a temporal difference of approximately 2-3 basis points.

Ms. Lauren Hamilton

July 12, 2024

The Fund expects that these timing-related differences between the gross expense ratios in the Financial Highlights and the prospectus will not be present for the upcoming Financial Highlights for the fiscal year ended December 31, 2024 and the related prospectus for the upcoming period commencing May 1, 2025.

Sincerely,

/s/ Jennifer L. Leamer

Jennifer L. Leamer

Treasurer

Enclosure

cc:       Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP